

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

Via Secure E-mail
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

>   **Re: Hi-Crush Partners LP**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted June 15, 2012**
>   **CIK No. 0001549848**

Dear Mr. Rasmus:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1, submitted June 15, 2012

Summary

1.   We note your statement on page one and elsewhere that your reserves consist of "Northern White" sand, which exists "predominantly in Wisconsin and limited portions of the upper Midwest region." Please revise here and throughout as appropriate, to clarify the distinction between "Northern White" and "Ottawa" sand, which appears to be mined in Illinois.

2.   We note your response to prior comment nine from our letter dated June 7, 2012 and we reissue the comment. In particular, with respect to the procedures you will follow in negotiating and approving transactions, it appears that you expect your board of directors to adopt policies for the review, approval and ratification of transactions with related

persons, as well as a written code of business conduct and ethics. If you are unable to provide disclosure responsive to our prior comment due to the absence of existing policies and procedures, please revise to describe the anticipated policies and procedures to the extent practicable and address a potential investor's inability to consider them in definitive format.

3.   Also, please revise pages 41, 140 and where appropriate to clearly address the current extent of conflicts. For example, you state on page 140 that your affiliates "may compete" with you and that they "may acquire…" However, it appears from the revised disclosure that they currently already compete, acquire, and so forth. We also note the following statements on page 41: "have the ability to compete," "may make investments in entities," and "may compete with us." Please revise accordingly to clearly disclose the extent of current conflicts, in addition to potential, future conflicts.

4.   We note your response to prior comment 14 regarding your ability "to process and cost-effectively deliver approximately 1.6 million tons of frac sand per year." In an appropriate location, such as your Business section, please clarify the material assumptions underlying your capacity analysis and compare your monthly capacity against your actual monthly production for the most recent quarter. In this regard, please also consider including the hours per day assumption used in your calculation.

5.   We note your response to comment 16 in which you state metallurgical recoveries and product pricing are not relevant to your reserve reports. Instead of a metallurgical recovery, please disclose your process plant conversion/recovery factors, defining your mining and process facilities conversion of in-place material to your salable products. A reserve is that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Please explain how your reserve determination was performed without a product sales price or cash flow analysis, but establishing economic viability for your mining operation.

6.   We note your response to comment 19 in which you believe assets not owned (joint or partial ownership), leased, or controlled by Hi-Crush Partners are material to investors as either potential acquisition/growth properties or as nearby potential frac-sand competitors. However, without ownership, partial ownership, an option, or contract addressing these potential possibilities, disclosure regarding your sponsor's assets or speculation as to your sponsor's plan of operation does not appear material to this transaction. We re-issue comment 19, please remove the reserve and other detailed information regarding the Augusta and Tomah properties from your filing.

7.   We note your response to prior comment 31 and your disclosure here and throughout your registration statement that Hi-Crush Proppants LLC owns other acreage and reserves in addition to the Wyeville assets it is contributing to you in connection with this offering. It also appears that you are relying on the acquisition of facilities from your sponsor and third parties in the future to execute your business strategy. Please revise to

disclose the factors Hi-Crush Proppants LLC considered in determining those assets to contribute to you in connection with your initial public offering as well as the factors it considered in determining to retain its remaining assets.

Cash Distribution Policy and Restrictions on Distributions, page 58

8.   We note your response to prior comment 25 and your statement on page 63 that you have "prepared the estimated cash available for distribution … to substantiate [y]our belief that [you] will have sufficient cash available to make the minimum quarterly distribution to [y]our unitholders for the twelve months ending September 30, 2013." It appears that you should provide estimated cash available for quarterly distributions to support your statements regarding your belief that you will make such payments. Please revise or advise, for example with further clarification regarding the extent to which and reasons why you believe such disclosure would be "less reliable."

9.   We note your response to prior comment 28 and the revised text on page 68. Please advise us how and why the Augusta reserves factor into your estimated reserve replacement cost. In this respect it is our understanding that Augusta is being retained by your sponsor. Also, based on your current and past disclosure, it appears that you believe your sand is a scarce commodity for your industry, if true, please address the impact this may have on your ability to replace reserves at historical cost levels.

Business, page 110

10.   We note your reference on page 114 to crush strength testing performed by PropTester and STIM-LAB. Please provide consents from these parties with your first public filing or advise.

11.   We note your response to prior comment 37 and partially reissue. Please include your royalty agreement in your exhibit index. See Item 601(b)(10)(ii)(B) of Regulation S-K.

12.   We note your response to prior comment 38 and reissue. We note that the statement on page 27 that "[s]ubstantially all of our sales are generated under contracts with four customers, and the loss of, or significant reductions in purchases by, any of them could adversely affect our business, financial condition and results of operations" appears inconsistent with your response. Please include the four long-term sales contracts in your exhibit index. See Item 601(b)(10)(ii)(B) of Regulation S-K.

13.   We note your response to prior comment 40 and the statement on page 121 regarding indirect participation through a required vote of a percentage of unitholders. Please revise to provide context to your statement consistent with the disclosure in the last risk factor on page 43 and the first risk factor on page 44.

Certain Relationships and Related Transactions, page 135

14.   We note your response to prior comment 44 and partially reissue. Please revise to clarify the material terms of the Management Services Agreement. For example, the relationship between the management services fees and the reimbursement of "ROCM's actual costs" is unclear. Similarly, it is unclear what items constitute ROCM's actual costs. Please revise as appropriate. Finally, please indicate that you will file the Management Services Agreement.

        You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director